Enterra Energy Trust announces October 2006 distribution of US$0.12 and Confirms Commodity Price Hedges

Calgary, Alberta – September 19, 2006 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announced today that a cash distribution of US$0.12 per trust unit will be paid on October 15, 2006 in respect of the September 2006 production.  The distribution will be paid in US$ to unitholders of record at the close of business September 30, 2006.  The ex-distribution date is September 27, 2006.

Enterra also confirms it has in place a series of collars to minimize the impact in fluctuations in crude oil and natural gas prices.  The effect of the collars is to provide a weighted average floor price of US$7.88/mcf for approximately 23.5 mmcf/day for the shoulder months of September and October 2006, and US$8.04/mcf for approximately 19.1 mmcf/day for the winter period (November 2006 through March 2007).  That compares with the Trust’s gross gas exit production rate at the end of the second quarter 2006 of 51.2 mmcf/day.  These hedges were entered into as part of the Trust’s active hedging strategy which allows it to hedge up to 50% of daily production up to 24 months in advance.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma and Wyoming, U.S.A.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 538-3580

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com